EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), entered into as of this 15th day of October, 2001, is by and between Cytation Corporation, a Delaware corporation with its principal office at 251 Thames Street, Bristol, Rhode Island (together with its predecessors, the "Company"), and Kevin J. High ("High").

W I T N E S S E T H :

     WHEREAS, the Company is engaged in business in Rhode Island; and

     WHEREAS, High is currently employed by the Company as president; and

     WHEREAS, High assisted in negotiating and selling the Company's assets to TMP Worldwide, Inc.; and

     WHEREAS, High voluntary reduced the amount of compensation paid to him by the Company notwithstanding that he was entitled to substantially greater payments under his employment agreement with the Company and, from time to time, deferred receipt of such reduced compensation amounts; and

     WHEREAS, TMP required, as a condition to the purchase transaction, that High execute a Non-Competition and Non-Solicitation Agreement for which High received no compensation, which agreement effectively precludes High for three years from participating in the market in which he has been principally employed for the preceding two years; and

     WHEREAS, High has experience in entrepreneurial environments, which is useful given the Company's status after the sale of substantially all of its assets to TMP; and

     WHEREAS, High has experience with small-cap public companies and with companies that file reports under the Securities Exchange Act of 1934; and

     WHEREAS, High has extensive experience in the use of "shell" corporations, which is one route that the Company may take to enhance stockholder value; and

     WHEREAS, the Company no longer can offer officers and directors the protection of an officers' and directors' liability insurance policy; and

     WHEREAS, the Company desires that High continue in the employment of the Company, and High has agreed to continue to be employed by the Company provided that the Company and High enter into this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants herein contained, and for other good and valuable consideration, the parties do hereby agree as follows:

1.  Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

     "Base Salary" means the aggregate annual amount paid by the Company for base salary as provided in Section 3(a) hereof.

     "Board" means the Board of Directors of the Company.

     "Cause" means, and shall be limited to, High's: (a) commission of fraudulent or felony criminal acts; (b) participating actively in businesses which are in direct competition to the Company without the Board's prior written consent; or (c) willful and repeated failure or refusal in material respects to perform the provisions of this Agreement or the duties of High's position, provided written notice of such breaches have been given to High by the Board ("Notice"), and such breaches continue for a period of thirty (30) days after such Notice.

     "Change in Control" means (i) a reorganization, merger or consolidation of the Company with one or more other persons in which the Company is not the surviving corporation and the members of the Board immediately prior to such transaction do not constitute a majority of the board of directors of the surviving entity, (ii) the sale of substantially all of the Company's assets if immediately subsequent to such sale, the members of the Board immediately prior to such transaction do not constitute a majority of the board of directors of the acquiring entity, (iii) the acquisition by a person or persons acting as a group or otherwise in concert (excluding any officer or director of the Company as of the date hereof) of equity securities of the Company that represent thirty-three percent (33%) or more of the aggregate voting power of all outstanding equity securities of the Company, (iv) a change in the composition of the Board during any period of two consecutive years such that individuals who at the beginning of the period were members of the Board cease for any reason to constitute at least a majority thereof, unless the election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, or (v) the decision of the Board to liquidate and dissolve the Company, provided that all members of the Board who are not also employees vote for such a resolution. For purposes of clauses (i), (ii), and (iii), the execution by the Company of a letter of intent or term sheet for a reorganization, merger, consolidation, sale of assets, or acquisition (to the extent that such acquisition is of shares newly issued by the Company), as the case may be, shall be deemed to constitute the occurrence of such event, and for purposes of clause (v), a resolution of the Board to liquidate and dissolve shall constitute the occurrence of such event.

     "Complete Disability" means High's qualification for benefits under the long-term disability insurance policy described in Section 3(f) hereof.

     "Designated Beneficiary" means the person(s) designated by High to the Board to be his beneficiary under this Agreement in the event of his death. If no beneficiary has been designated, or the designated beneficiary has predeceased High, the Designated Beneficiary shall be High's estate.

     "Employment Continuation Date" means July 1, 2001.

     "Good Reason" means (i) a material and adverse change in High's title, status, authority, duties, function or benefits; (ii) any reduction in High's Base Salary or the failure to pay High's Base Salary when due; (iii) the relocation of High's principal place of employment to a location outside of the State of Rhode Island; or (iv) a material breach by the Company of its obligations hereunder.

     "Severance" means (i) Base Salary at the rate in effect at the time of the event triggering the Company's obligation to pay Severance, (ii) the acceleration of vesting of all options held by High to purchase Company stock (or the elimination of any cancellation rights the Company may have with respect to all options, if applicable), the reduction in the per share exercise price thereof to $.001, and the extension of the exercise period of all such options until the second anniversary of the date of termination, and (iii) while High shall be living until the end of the Term and for one year thereafter, the continuation of the benefits described in Sections 3(d)-(g) hereof. In the event that High is not eligible for continued participation in the health insurance plan in which High was participating at the time of termination, the Company shall pay the full cost of comparable coverage (determined without regard to cost).

     "Takeover Period" means (i) twelve (12) months after a Change in Control, or (ii) prior to a Change in Control, anytime subsequent to when the Company commences substantive negotiations with respect to a proposed Change in Control if the Company enters into a definitive agreement for such Change of Control within twelve (12) months thereafter.

     "Term" means the three (3) year period beginning on the Employment Continuation Date and ending on the third anniversary thereof.

     "Territory" means the United States of America.

     "Trade Secret, Proprietary or Confidential Information" means any and all confidential, trade secret and/or proprietary information of the Company or its clients, including without limitation financial information, projected budgets, marketing strategies, past performances, client lists, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, flowcharts, software programs, data, systems, techniques, business acquisition plans, inventions and research projects and other business affairs or any other documents or materials, whether or not reduced to tangible form, pertaining to the business of Company.

2.  Employment and Duties.

     (a)  Effective as of the Employment Continuation Date, the Company hereby agrees to employ High as President of the Company. As such, High shall have the responsibilities, duties and authority reasonably accorded to and expected of such positions in the context of the Company's present business. High will report directly to the Board and carry out its directives to him.

     (b)  High hereby agrees to accept the employment, directorship, responsibilities and duties described in subparagraph (a) above as of the Employment Continuation Date upon the terms and conditions herein contained. High agrees to devote such of his business and productive time, skill, attention and efforts to promote and further the business of the Company as he solely shall determine in good faith is necessary. The Company acknowledges and agrees that High's services may not be required for extended periods of time. High shall not be required to relocate and shall perform his services hereunder at such location or locations as he considers appropriate in his sole discretion.

3.  Compensation. For all services rendered by High, the Company shall compensate High as follows:

     (a)  Base Salary. Effective as of the Employment Continuation Date, Base Salary payable to High shall be $300,000 per annum, of which $200,000 shall be paid currently and of which $100,000 shall be earned currently but paid (to the extent earned) at such time as the escrow established in connection with TMP transaction pursuant to the Escrow Agreement by and among the Company, TMP and Eastern Bank ("Escrow") is terminated or expires. The Company acknowledges and agrees that the Escrow shall constitute security for the payment of such deferred compensation and that High is relying expressly on this security in consideration of his agreement to defer one-third of his base compensation. Base Salary shall be paid in accordance with the Company's standard payroll procedures.

     (b)  Loan, Continuation Bonus and/or Performance Compensation. As an inducement for High to continue his employment with the Company, the Company shall (i) loan High $225,000, without interest, which loan shall be converted to a Continuation Bonus on January 2, 2003 should High be an employee of the Company on such date (unless High shall have died, become disabled, or been terminated by the Company without Cause (as defined herein) or unless High shall have terminated his employment with the Company for Good Reason (as defined herein) before such date, or unless there has been a Change of Control (as defined herein) before such date, in which event High shall be deemed to be an employee of the Company on January 2, 2003), (ii) reduce the exercise price of all stock options granted to him before July 1, 2001 to $.001 per share, and (iii) grant additional stock options as set forth in Section 3(c) hereof. Additional bonus and/or other performance compensation may be payable to High at the discretion of the Board. The Company acknowledges that the reduction in the exercise price of stock option granted before July 1, 2001 is a material inducement to High to continue his employment with the Company.

     (c)  Stock Options. Effective as of the Employment Continuation Date, the Company agrees to award to High an option to purchase shares of the Company's common stock as provided in the Option Grant Agreement of even date herewith. ("Option Grant"). The Company acknowledges that the award of the Option Grant is a material inducement to High to continue his employment with the Company.

     (d)  Welfare and Retirement Benefits. During the term of High's employment with the Company, at no cost to High, the Company shall provide High with family coverage under the health insurance plan chosen by High from the plans offered to the Company's regular full-time employees. High may participate in such additional employee benefit plans, including but not limited to 401(k), pension, and dental insurance plans, as the Company makes available generally to executives of the Company.

     (e)  Life Insurance. During the term of High's employment with the Company, the Company will continue to pay the premiums with respect to that certain Northwestern Mutual whole life insurance policy owned by High as of the date hereof.

     (f)  Long-Term Disability Insurance. During the term of High's employment with the Company, the Company will secure and maintain a long-term disability insurance policy with respect to High providing for benefits of not less than $5,000 per month for 60 months.

     (g)  Vacation. During the term of the High's employment with the Company, High will be allowed up to six (6) weeks of paid vacation during each calendar year. Unused vacation during any calendar year may not be carried over into a succeeding calendar year.

     (h)  Business Expenses. During the term of High's employment with the Company, the Company will reimburse High for the costs of cell phone and home fax use and an internet telephone line. The Company will reimburse High for the ordinary and necessary business travel, lodging, meal and entertainment expenses he reasonably incurs in furtherance of the business activities of the Company. The Company's agreement under this subparagraph (h) is subject to High's substantiation and reporting of such expenses in accordance with Company policy and applicable federal and state income tax laws.

     (i)  Auto allowance. There shall be no auto allowance. High expressly acknowledges that this represents a reduction of $12,000 per annum relative to the auto allowance provided for in the Employment Agreement which is superseded hereby

4.  Non-Competition Agreement.

     (a)  High will not, during the period of High's employment by or with the Company, and for a period of one (1) year immediately following the termination of High's employment under this Agreement, for any reason whatsoever, directly or indirectly, for High or on behalf of or in conjunction with any other person, persons, company, partnership, corporation or business of whatever nature:

          (i)  engage, as an officer, director, stockholder, owner, partner, joint venturer, or in a managerial, consulting or advisory capacity, whether as an employee, independent contractor, consultant or advisor, or as a sales representative, in any business which offers any services or products in direct competition with Company within the Territory;

          (ii)  call upon any person who is, at that time, within the Territory, an employee of the Company in a managerial capacity for the purpose or with the intent of enticing such employee away from or out of the employ of Company;

          (iii)  call upon any person or entity which is, at that time, or which has been, within one (1) year prior to that time, a client of Company within the Territory for the purpose of soliciting or selling products or services in direct competition with Company within the Territory;

          (iv)  call upon any prospective acquisition candidate, on High's own behalf or on behalf of any competitor, which candidate was, to High's actual knowledge after due inquiry, either called upon by Company or for which Company made an acquisition analysis, for the purpose of acquiring such entity; or

          (v)  induce or attempt to induce any person known by High to be a customer, supplier, or business relation of the Company to cease doing business with the Company or in any way interfere with the relationship between the Company and any person known by High to be a customer, supplier, licensee, or business relation of the Company.

Notwithstanding the above, the foregoing covenants shall not be deemed to prohibit High from acquiring as an investment not more than five percent (5%) of the capital stock of a competing business, whose stock is traded on a national securities exchange or over-the-counter.

     (b)  Because of the difficulty of measuring economic losses to Company as a result of a breach of the foregoing covenants, and because of the immediate and irreparable damage that could be caused to Company for which Company would have no other adequate remedy, High agrees that the foregoing covenants may be enforced by Company in the event of breach by High, by injunctions and restraining orders.

     (c)  The covenants in this Section 4 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. Moreover, in the event any court of competent jurisdiction shall determine that the scope, time or territorial restrictions set forth are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent which the court deems reasonable, and this Agreement shall thereby be reformed.

     (d)  High acknowledges that the covenants in this Section 4 (i) are agreed to by High as an inducement for and in consideration of the Company's entering into this Agreement, and (ii) contain limitations as to time, geographic area and scope of activity to be restrained that are reasonable and do not impose a greater restraint than is necessary to protect the goodwill or other business interests of Company.

     (e)  High agrees that all of the covenants in this Section 4 shall be construed as an agreement independent of any other provision in this Agreement, that Company shall be the beneficiary of and have the right to enforce such covenants, and that the existence of any claim or cause of action of High against Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of such covenants. It is specifically agreed that the period of one (1) year following termination of employment stated at the beginning of this Section 4, during which the agreements and covenants of High made in this Section 4 shall be effective, shall be computed by excluding from such computation any time during which High is in violation of any provision of this Section 4.

5.  Term and Termination.

     (a)  Term. High's employment pursuant to this Agreement shall begin on the Employment Continuation Date and shall terminate upon the expiration of the Term. Notwithstanding the foregoing, this Agreement shall immediately terminate upon the occurrence of the following events: (i) High's death; (ii) High's Complete Disability; (iii) High's resignation with or without Good Reason; or (iv) termination of High's employment by the Company with or without Cause.

     (b)  Death. If High dies while in the employ of the Company, the Company will pay to High's Designated Beneficiary Base Salary accrued through the date of death and for one year thereafter.

     (c)  Complete Disability. In the event of High's Complete Disability, the Company will pay High Base Salary accrued through the date of Complete Disability and for one year thereafter.

     (d)  Executive Resignation; Company Termination Without Cause.

          (i)  Either High or the Company may terminate this Agreement for any reason without Cause by providing the other party at least five (5) business days advance written notice of termination.

          (ii)  Upon termination of this Agreement by High other than for Good Reason, High shall be entitled to receive Base Salary accrued through the date of termination.

          (iii)  Upon termination of this Agreement by High for Good Reason, or by the Company without Cause, High will receive Severance until the later of (i) the expiration of the Term or (ii) one (1) year after the date of termination. That portion of Severance attributable to Base Salary shall be paid in a single lump sum payment not more than thirty (30) days after termination of this Agreement. High shall have no obligation to seek or obtain other employment and the failure to seek or obtain other employment shall not reduce in any way the Company's obligations under this Section 5(e)(iii).

     (e)  Termination for Cause. In the event the Company terminates High's employment for Cause, High shall be entitled to Base Salary accrued through the date of termination, but shall be entitled to no further rights or benefits hereunder.

     (f)  Change in Control. If during the Takeover Period, High's employment is terminated by the Company for reasons other than death, Complete Disability or Cause, or High terminates employment for Good Reason, or if there is a Change in Control as defined in Section 1 hereof, the Company shall pay to High in full, at the time of such termination (or the consummation of the Change in Control if earlier), (i) Base Salary accrued through the date of termination, and (ii) an amount equal to 2.99 times High's "base amount" within the meaning of Internal Revenue Code Section 280G. High may elect, in his sole discretion, to have the Company cause any options to purchase Company stock held by High to become fully exercisable and/or to continue participation in the health insurance plan in which High was participating at the time of termination. In the event High makes any such election, cash payments due to High pursuant to clause (ii) above shall be reduced to the extent necessary to avoid the imposition of the excise tax provided for in Section 280G.

6.  Return of Company Property. All records, files, business plans, financial statements, manuals, memoranda, lists, designs, patents, and other property delivered to or compiled by High by or on behalf of Company or any of its representatives, vendors or clients which pertain to the business of Company shall be and remain the property of Company and be subject at all times to its discretion and control. Likewise, all correspondence, reports, records, charts, advertising materials and other similar data pertaining to the business, activities or future plans of Company which is collected by High shall be delivered promptly to the Company without request by it upon termination of High's employment.

7.  Inventions and Works. High shall disclose promptly to the Company any and all significant conceptions and ideas for inventions, improvements and valuable discoveries, whether patentable or not, and any and all works of authorship (including computer software), whether copyrightable or not, which are conceived or made by High, solely or jointly with another, during the period of employment or within one (1) year thereafter, and which are directly related to the business or activities of Company and which High conceives as a result of High's employment by the Company. High hereby assigns and agrees to assign all High's interests therein to the Company or its nominee. Whenever requested to do so by the Company, High shall execute any and all applications, assignments or other instruments that the Company shall deem necessary to apply for and obtain copyright registration or Letters Patent of the United States or any foreign country or to otherwise protect the Company's interest therein.

8.  Trade Secret, Proprietary and Confidential Information. High acknowledges and agrees that during the course of High's employment with the Company, High may learn about, develop or be entrusted with Trade Secret, Proprietary and Confidential Information. The Company has in the past and will in the future use reasonable efforts to keep secret the Trade Secret, Proprietary and Confidential Information. High expressly acknowledges and agrees that unless the Trade Secret, Proprietary and Confidential Information becomes publicly known through legitimate means not involving an act or omission by High: (i) the Trade Secret, Proprietary and Confidential Information is, and at all times shall remain, the sole and exclusive property of the Company unless it shall become publicly known in the Company's business without any involvement on High's part; (ii) High shall use the utmost diligence to guard and protect the Trade Secret, Proprietary and Confidential Information from disclosure to any other person or entity except in the scope of the discharge of his duties to the Company; (iii) High shall not use for his own benefit, or for the benefit of any other person or entity other than the Company, and shall not disclose, directly or indirectly, to any other person or entity, any of the Trade Secret, Proprietary and Confidential Information except in the scope of the discharge of his duties to the Company; and (iv) except in the scope of the discharge of his duties to the Company, High shall not seek or accept any of the Trade Secret, Proprietary and Confidential Information from any former, present, or future employee of the Company.

9.  No Prior Agreements. High hereby represents and warrants to the Company that the execution of this Agreement by High and High's employment by the Company and the performance of High's duties hereunder will not violate or be a breach of any agreement with a former employer, client or any other person or entity. Further, High agrees to indemnify the Company for any claim, including, but not limited to, attorneys' fees and expenses of investigation, by any such third party that such third party may now have or may hereafter come to have against the Company based upon or arising out of any non-competition agreement, invention or secrecy agreement between High and such third party which was in existence as of the date of this Agreement.

10.  Assignment; Binding Effect. High understands that High has been selected for employment by the Company on the basis of High's personal qualifications, experience and skills. High agrees, therefore, that High cannot assign all or any portion of High's performance under this Agreement. Subject to the preceding two (2) sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal representatives, successors and assigns.

11.  Complete Agreement. This Agreement supersedes all prior written agreements and oral understandings between the Company and High relating to his employment by the Company. This written Agreement is the final, complete and exclusive statement and expression of the agreement between the Company and High and of all the terms of this Agreement, and it cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This written Agreement may not be later modified except by a further writing signed by a duly authorized officer of the Company and High, and no term of this Agreement may be waived except by writing signed by the party waiving the benefit of such term.

12.  Notice. Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

To the Company:	Cytation Corporation
P.O. Box 809
Bristol, RI 02809

To High:	Kevin J. High
251 Thames Street
Bristol, RI 02809

Notice shall be deemed given and effective three (3) days after the deposit in the U.S. mail of a writing addressed as above and sent first class mail, certified, return receipt requested, or when actually received if earlier. Either party may change the address for notice by notifying the other party of such change in accordance with this Section 13.

13.  Severability; Headings. If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or of any part hereof.

14.  Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach or performance hereof will be settled by arbitration in accordance with the laws of the State of Rhode Island by an arbitrator mutually agreed upon by the Company and High. Such arbitration will be conducted in the City of Providence in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall include an award of attorney's fees and costs to the prevailing party. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

15.  Governing Law. This Agreement shall in all respects be construed according to the laws of the State of Delaware.

16.  Counterparts. This Agreement may be executed simultaneously in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CYTATION CORPORATION

By: /s/ Richard A. Fisher
Title: Chairman and General Counsel

KEVIN J. HIGH
/s/ Kevin J. High

For the Compensation Committee:

/s/ John J. Gilece, Jr.
John J. Gilece, Jr.

/s/ Christopher Portner
Christopher Portner